[redacted]

15025904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Hill Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salvatore Albanese + Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

SPRING HILL CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

SPRING HILL CAPITAL MARKETS, LLC
ANNUAL REPORT
DECEMBER 31, 2014

TABLE OF CONTENTS

FINANCIAL STATEMENTS

	Page No.
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income and Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-7

SUPPLEMENTAL REPORTS

Form X-17 A-5 Facing page

Computation of Net Capital with Reconciliation of Material Differences

Report on Internal Control

SIPC Report

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Spring Hill Capital Markets, LLC
New York, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Spring Hill Capital Markets, LLC as of December 31, 2014 and 2013, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spring Hill Capital Markets, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Salvatore Albanese, CPA
Salvatore Albanese & Company, LLC

New York, New York
February 13, 2015

2025 Broadway, Suite 15B, New York, NY 10023
Tel: (212) 714-0064 Fax: (212) 629-9553
* * *
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
* * *
www.salalbanese.com

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
Cash and Cash Equivalents	$225,727	$128,989
Receivable from Clearing Broker	94,729	462,665
Deposit on Account	-	130,000
Deposit at Clearing Broker	250,000	250,000
Due from Related Parties	138,461	154,073
Prepaid Expenses	10,499	33,403
Total Current Assets	719,416	1,159,130
Property and Equipment, less Accumulated Depreciation of $73,675 and $49,978	69,339	89,162
Organizational Costs, less Accumulated Amortization of $269,885 and $215,977	-	53,908
Total Other Assets	69,339	143,070
TOTAL ASSETS	**$788,755**	**$1,302,200**

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
Liabilities		
Accounts Payable	$180,586	$92,419
Total Current Liabilities	180,586	92,419
Members' Equity	608,169	1,209,781
TOTAL LIABILITIES & MEMBERS' EQUITY	**$788,755**	**$1,302,200**

The accompanying auditor's report and notes to financial statements are an integral part of these statements.

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Income		
Commission Income (Note 2)	$3,874,872	$1,847,188
Fee Income	88,000	182,000
Interest Income	-	122
	3,962,872	2,029,310
Operating Expenses		
Salaries and Employee Benefits	3,293,402	1,821,516
Rent Expense	505,026	594,198
Bad Debt	462,665	-
Data Processing and Communications	238,453	271,580
Travel & Entertainment	151,048	127,638
Clearing & Execution Costs	111,629	-
Depreciation & Amortization	77,605	77,045
Other Expenses	74,323	73,690
Professional Fees (Note 2)	50,333	(92,480)
Total Operating Expenses	4,964,484	2,873,187
Net Income	**(1,001,612)**	**(843,877)**
Member's Equity at the Beginning of the Year	1,209,781	753,658
Capital Contributions	400,000	1,300,000
Member's Equity at the End of the Year	**$608,169**	**$1,209,781**

The accompanying auditor's report and notes to financial statements are an integral part of these statements.

SPRING HILL CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from operations	($1,001,612)	($843,877)
Adjustments to Reconcile Net Income (Loss) Provided by Operating Activities:		
Depreciation and Amortization	77,605	77,045
Decrease (Increase) in Operating Assets		
Accounts Receivable	367,936	(191,451)
Due from Related Party	15,612	(2,276)
Prepaid Expenses	22,905	(429)
Deposit on Account	130,000	(130,000)
Deposit at Clearing Broker	-	(250,000)
Increase (Decrease) in Operating Liabilities		
Accounts Payable	88,166	(152,152)
Net Cash Used by Operating Activities	**(299,388)**	**(1,493,140)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment	(3,874)	(13,019)
Net Cash Used by Investing Activities	**(3,874)**	**(13,019)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Members-net	400,000	1,300,000
Net Cash Provided by Financing Activites	**400,000**	**1,300,000**
Net Increase (Decrease) in Cash	**$96,738**	**($206,159)**
Cash and Cash Equivalents at the Beginning of the Year	128,989	335,148
Cash and Cash Equivalents at the End of the Year	$225,727	$128,989

The accompanying auditor's report and notes to financial statements are an integral part of these statements.

SPRING HILL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spring Hill Capital Markets, LLC, hereinafter referred to as "the Company", was formed on April 22, 2009 in Delaware and is a wholly owned subsidiary of Spring Hill Holding, LLC a Delaware Limited Liability Company. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes thereto are the representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Commission income and related execution and clearing charges are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership for income tax purposes. As such, the members of the Company's parent company, Spring Hill Holding, LLC, include their share of the income and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Company.

Depreciation and Amortization

Depreciation and amortization are provided on a straight line method using estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change of Method

In 2014 the Company changed its method of recording Commission Revenue, Commission Expense, and Execution and Cleaning Fees. It changed from the net to the gross method of recording these items and now records the gross amount of income received before the expenses have been deducted by the clearing agent.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2014, the financial instruments that potentially expose the Company to concentrations of credit risk consist principally of money market funds held by its Bank. During 2014, the Company maintained cash balances on deposit with the financial institution which, from time to time, exceeded the Federal Depository Insurance Corporation limit and subjected the Company to concentration of credit risk.

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

Accounts Receivable from the current and former Clearing Brokers at December 31, 2014 and 2013, consists of commission receivable of $94,729 and $462,665, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule which is liquidity requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2014, the aggregate indebtedness and net capital of the Company were $180,586 and $389,870, respectively. The required minimum net capital for this same date was $100,000, resulting in excess net capital of $289,870.

NOTE 6 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the Receivable from Clearing Broker is pursuant to these clearance agreements.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On October 20, 2014, Spring Hill Management Company (a related entity of the Company) entered into an operating lease for office space. Minimum future rental payments under this cancelable operating lease are $13,650 for the term of the lease ending on April 15, 2015.

Arbitration

No pending arbitrations.

The Company has a pending inquiry by the SEC as to one trade that occurred in March of 2010.

NOTE 8 - SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

SPRING HILL CAPITAL MARKETS, LLC
FINANCIAL STATEMENT SUPPLEMENTAL REPORTS
DECEMBER 31, 2014

TABLE OF CONTENTS

Form X-17 A-5 Facing page

Computation of Net Capital with Reconciliation of Material Differences

Report on Internal Control

SIPC Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Hill Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 2nd Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salvatore Albanese & Company LLC
(Name – *if individual, state last, first, middle name*)

65 East John Street (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin D White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Hill Capital Markets LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Partner
Title

Indranie Ramcharran
Notary Public, State of New York
No. 01RA6195375
Qualified in New York County
Commission Expires April 19, 2017

Indranie Ramcharran
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING HILL CAPITAL MARKETS, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15C 3-3)
AND RELATED RECONCILIATION
FOR THE YEARS ENDED DECEMBER 31, 2014

Total Members' Equity		$ 608,169
Deductions and/or charges:		
Nonallowable assets:		
Due from Related Party	$ 138,461	
Prepaid Expenses	10,499	
Property and Equipment, net of Accumulated Depreciation and Amortization	69,339	
		218,299
Net Capital		**389,870**
Minimum Net Capital Requirement		100,000
Excess Net Capital		**$ 289,870**
Ratio of aggregate indebtedness to net capital		.46 to 1

Reconciliation of Material Differences:

Net Capital per Above Computation	$ 389,870
Net Capital per Focus Report Filed	427,260
Difference	**$ (37,390)**

Difference Accounted for as Follows:

Net Audit Adjustments - resulting from various entries affecting accounts payable and due from affiliates	$ (37,390)
Difference per Above Reconciliation	$ (37,390)

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Spring Hill Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Spring Hill Capital Markets, LLC (the Company), for the year ended December 31, 2014, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2025 Broadway, Suite 15B, New York, NY 10023
Tel: (212) 714-0064 Fax: (212) 629-9553
* * *
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
* * *
www.salalbanese.com

Accountants' Supplementary Report
on Internal Accounting Control- Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC
New York, New York
February 27, 2015

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Spring Hill Capital Markets, LLC
90 Park Avenue, 2nd Fl.
New York, NY 10016

February 27, 2015

Securities Investor Protection Corporation Report:

We have audited the General Assessment Reconciliation (SIPC-7) for the year ended December 31, 2014 of Spring Hill Capital Markets, LLC. The assessment was determined fairly in accordance with the applicable instructions.

Respectfully submitted,

Salvatore Albanese & Co. LLC

2025 Broadway, Suite 15B, New York, NY 10023
Tel: (212) 714-0064 Fax: (212) 629-9553
* * *
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
* * *
www.salalbanese.com